FORMIGLI, INC.
895 Pismo St.
San Luis Obispo, CA 93401

December 19, 2014

Via Edgar

Re:          Formigli, Inc.
Registration Statement on Form S-1
Filed October 7, 2014
File No. 333-199193

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated November 4, 2014 concerning Formigli, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Rule 405 of Regulation C defines a shell company as an entity with:

(1) No or nominal operations; and
(2) Either:
(i) No or nominal assets;
(ii) Assets consisting solely of cash and cash equivalents; or
(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

At the time of our initial filing we had already processed one order, for which we have received $945.  As evidenced by our website and the list of distributors found on our contact page.  In addition, we have already begun to see sales, selling 5 units in the last few weeks. These revenues will be shown in our upcoming quarterly filings.  As our business is, at its core, a distribution business, our operations consist of filling orders, advertising, and developing a distributor network.  In regard to our assets, we have sufficient inventory in stock currently to fulfill our sales projections for the next month.  Our manufacturer does not require a minimum order and thus we have chosen to keep inventory and overhead costs low to avoid undue liabilities related operations.  Given the nature of our business we believe our operations and assets are more than sufficient to be deemed greater than nominal.  As we do not agree that we are a shell company, we have made no changes to the registration statement in this regard.

Prospectus Summary, page 6

Company Overview, page 6

 2. Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that your status as a development stage company, means that you have no or limited active business operations, no revenues, and no significant assets. Further, please disclose the amount of funding you will need to raise over the next 12 months to continue in business. This comment also applies to your disclosures in your Description of Business section.

We have made the appropriate additions and clarifications.

 3. Please revise your disclosure here and throughout the prospectus as appropriate to differentiate clearly between your company, which plans to operate a distribution business, and the Formigli bicycle manufacturing business based in Italy.

We have affixed the name “Renzo” to all instances where we believe there may be confusion in regards the name Formigli. We have also made sure to only refer to the registrant as “Formigli Inc.” or the “Company”.

 4. Please disclose, if true, here and throughout the prospectus as appropriate that apart from the distribution agreement you are not otherwise related to or in any way affiliated with the Formigli bicycle manufacturing business based in Italy.

Although this is addressed under “Related Party Transactions” we have included similar language to state that apart from the distribution agreement, there is not affiliation between Renzo Formigli and manufacturing in Italy and the Respondent.

Summary of this Offering, page 9

5. Please review for accuracy and revise as appropriate your disclosure that total registration costs will be approximately $250,000.

We have corrected to state $50,000.00 which consistent throughout.

Risk Factors, page 10

6. Please add a risk factor addressing the risks to your business arising from the fact that the term of the distribution agreement with Formigli bicycle manufacturing business is only certain for the first five years.

We have added a risk factor addressing the limited certainty of our relationship with Renzo Formigli.

Key management personnel may leave the Company, which could adversely affect the ability of the Company to continue operations, page 13

 7. The description of the terms of the distribution agreement in this risk factor appears to be different than the terms described elsewhere in the registration statement. For example, here you seem to indicate that the distribution agreement is personal to Ms. Chaffee, whereas, for example, footnote 3 to the financial statements indicates that the agreement is between your company and the bicycle manufacturer.

We have clarified the risk factor.  Our statement was intended to show the risk that the agreement is based solely upon the participation with Ms. Chaffe.  The actually agreement (now attached as Exhibit 10.1) is with Formigli Inc.

 8. Your disclosure under the first risk factor on page 14 regarding the monthly management fee currently being earned by Ms. Chaffe is inconsistent with disclosures elsewhere in the document which indicate the monthly management fee is $5,000. Refer, for example, to the disclosures on page 45 under Executive Compensation and in Note 6 to the financial statements. Please revise your disclosures for accuracy and consistency.

We have changed the Risk Factor addressed to reflect consistency throughout the Registration Statement.

Plan of Distribution; Terms of the Offering, page 23

9. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will ever be quoted or listed or have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities will be sustained even if developed.

We have added the requested language.

Description of Property, page 26

10. Your disclosure that you are currently using Ms. Chaffe’s home as your corporate headquarters on a rent-free basis appears to be inconsistent with disclosures elsewhere throughout the document which indicate you are accruing $1,000 per month as rent expenses. Refer, for example, to disclosures on page 45 under Executive Compensation, on page 48 under Certain Relationships and Related Transactions, and in Note 6 to the financial statements. Please revise your disclosures for accuracy and consistency.

We have made appropriate changes regarding actually rent accruing of $1,000.00 per month as this is consistent with the financials subject to auditor review.

Description of Business, page 27

11. Please revise your disclosure about the bicycle industry to clarify which retailers and consumers you intend to target. In addition, please provide information about the price points or price ranges you anticipate for the bicycles you propose to distribute.

We have added language to address a) the retailers and consumers we intend to target and b) the basic starting price for Renzo Formigli bikes.

12. Please revise your disclosure to describe the material terms of your distribution agreement with Formigli (Italy). Please also file the distribution agreement as an exhibit to the registration statement or tell us why you believe it is not a material contract for purposes of Item 601(b)(10) of Regulation S-K.

We have added more detailed description of the distribution agreement.  We have also added the agreement as Exhibit 10.1

13. Discuss the importance and duration of all material patents, trademarks and licenses held, including, for example, any rights you have to the Formigli name and related intellectual property. See Item 101(h)(4)(vii) of Regulation S-K.

We have no patents, trademarks, licenses, or intellectual property otherwise, except as described in response to comment 12 above.

14. We note that the data you discuss concerning your market and industry is data from 2008-11, at least three years old and some older. Please update your discussion with more recent data. If you are unable to update this data, please add a risk factor discussing that some of your data may not be current.

We have added a risk factor on page 16 to address the insufficiencies in our market and industry research data.

Marketing Strategy, page 39

15. We note in your risk factor starting at the bottom of page 15 concerning the competitive nature of your industry, your reference to your “grassroots” marketing approach. Please revise your disclosure here to discuss your “grassroots” marketing.
The marketing strategy described therein is what we mean by “grassroots.”

Executive Compensation, page 45

16. We note that in the executive compensation table it discloses compensation paid to Ms. Chaffe of $5,000 for the year 2014 and according to the paragraph prior to the chart, the chart reflects payments made as of the year ended December 31, 2014 and for the interim period ending September 30, 2014. However, your footnote to the chart indicates that the Company accrues $5,000 per month for management fees. Please revise your footnote to make clear, if true, that the Company began to accrue the $5,000 per month after September 30, 2014.

We have made appropriate changes to the financials to clarify.

Certain Relationships and Related Party Transactions, page 48

17. Please advise us whether the notes referred to in the chart at the top of page 44, “repayment of notes,” are notes payable to Ms. Chaffe. If so, please disclose that transaction here. We may have additional comments when we review your response.

We have made appropriate changes to the financials to clarify.

Financial Statements, page F-1 Statements of Cash Flows, page F-5

18. We note your disclosure on page 25 under dilution that the Company issued 10 million shares of common stock to Ms. Chaffe “for cash consideration of $29,500 by way of $5,000 cash and a capital contribution of $24,500 in respect to the development of a website.” We also note the statements of cash flows reflects $29,500 in cash proceeds from the issuance of common stock. Please revise your disclosure on page 25 for clarity and to the extent cash proceeds were limited to $5,000, please revise your statements of cash flows accordingly.

We have made appropriate changes to the financials to clarify.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basic and Diluted Loss Per Share, page F-7

19. We note your disclosure that at June 30, 2014, you had entered into convertible loan agreements whereby the holders may acquire up to 500,000 shares of the Company’s common stock. Please tell us where these loans are reflected on the balance sheet and statements of cash flows. Please also disclose the pertinent terms of the convertible loan agreements, including maturity dates, interest rate, conversion terms and your accounting for the conversion feature.

We have made appropriate changes to the financials to clarify.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Amy Chaffe
Amy Chaffe, Sole Director
Formigli, Inc.